SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-31945

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered):
      The DIRECTV Group, Inc./ New York Stock Exchange

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices):
2230 E. Imperial Highway
El Segundo, CA 90245
(310) 964-5000

(Description of class of securities):                                                                                     Common Stock, $0.01 par value

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
[ ] 17 CFR 240.12d2-2(a)(1)
[ ] 17 CFR 240.12d2-2(a)(2)
[ ] 17 CFR 240.12d2-2(a)(3)
[ ] 17 CFR 240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, The DIRECTV Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: November 28, 2007	By: /s/ Larry D. Hunter
Name: Larry D. Hunter
Title: Executive Vice President, General Counsel and Secretary

Exchange Act Rule 12d2-2(c)

(1) The issuer of a class of securities listed on a national securities exchange and/or registered under section 12(b) of the Act may file an application on Form 25 to notify the Commission of its withdrawal of such securities from listing on such national securities exchange and its intention to withdraw the securities from registration under section 12(b) of the Act.

(2) An issuer filing Form 25 under this paragraph must satisfy the requirements in paragraph (c)(2) of this section and represent on the Form 25 that such requirements have been met:

(i) The issuer must comply with all applicable laws in effect in the state in which it is incorporated and with the national securities exchange’s rules governing an issuer’s voluntary withdrawal of a class of securities from listing and/or registration.

(ii) No fewer than 10 days before the issuer files an application on Form 25 with the Commission, the issuer must provide written notice to the national securities exchange of its determination to withdraw the class of securities from listing and/or registration on such exchange. Such written notice must set forth a description of the security involved, together with a statement of all material facts relating to the reasons for withdrawal from listing and/or registration.

(iii) Contemporaneous with providing written notice to the exchange of its intent to withdraw a class of securities from listing and/or registration, the issuer must publish notice of such intention, along with its reasons for such withdrawal, via a press release and, if it has a publicly accessible Web site, posting such notice on that Web site. Any notice provided on an issuer’s Web site under this paragraph shall remain available until the delisting on Form 25 has become effective pursuant to paragraph (d)(1) of this section. If the issuer has not arranged for listing and/or registration on another national securities exchange or for quotation of its security in a quotation medium (as defined in Rule 240.15c2-11), then the press release and posting on the Web site must contain this information.

(3) A national securities exchange, that receives, pursuant to paragraph (c)(2)(ii) of this section, written notice from an issuer that such issuer has determined to withdraw a class of securities from listing and/or registration on such exchange, must provide notice on its Web site of the issuer’s intent to delist and/or withdraw from registration its securities by the next business day. Such notice must remain posted on the exchange’s Web site until the delisting on Form 25 is effective pursuant to paragraph (d)(1) of this section.